UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Monopar Therapeutics Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

61023L108

(CUSIP Number)

May 26, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1 (b)

☒ Rule 13d-1 (c)

☐ Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 61023L108	13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS Jeffrey Klunzinger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 692,800
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 692,800
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 692,800
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.24%*
12	TYPE OF REPORTING PERSON IN

* Based on 13,222,056 shares outstanding as of April 28, 2023 as reported in the Subject Company’s Quarterly Report on Form 10-Q filed on May 11, 2023.

CUSIP No. 61023L108	13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer: Monopar Therapeutics Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 1000 Skokie Blvd., Suite 350, Wilmette, IL 60091.

Item 2(a).	The names of persons filing this statement: Jeffrey Klunzinger.

Item 2(b).	The principal business office of the Filers is located at: 310 Busse Hwy, Suite 490, Park Ridge, IL 60068.

Item 2(c).	For citizenship of Filers, see Item 4 of the cover sheet for each Filer.

Item 2(d).	This statement relates to shares of Common Stock of the Issuer (the “Stock”).

Item 2(e).	CUSIP Number: 61023L108

Item 3.	If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

e)	☐	An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).

f)	☐	An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

g)	☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

h)	☐	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(ii)(J).

k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution ________________________________________________________.

CUSIP No. 61023L108	13G	Page 4 of 5 Pages

Item 4.	Ownership:

(a) Amount Beneficially Owned: 692,800 shares.

(b) Percent of Class: 5.24%, based on 13,222,056 shares outstanding as of April 28, 2023 as reported in the Subject Company’s Quarterly Report on Form 10-Q filed on May 11, 2023.

(c) Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 692,800 shares.

(ii)	shared power to vote or to direct the vote: 0 shares.

(iii)	sole power to dispose or to direct the disposition of: 692,800 shares.

(iv)	shared power to dispose or to direct the disposition of: 0 shares.

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 61023L108	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 2, 2023

/s/ Jeffrey Klunzinger
Jeffrey Klunzinger